Exhibit 99.2

SEABRIDGE GOLD INC.

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting of Shareholders to be held on June 18, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as disclosed by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:30 pm, Eastern Time, on June 16, 2009.

Appointment of Proxyholder
I/We being holder(s) of shares of the Company hereby appoint: RUDI FRONK, a Director of the Company, or failing this person, JAMES ANTHONY, a Director of the Company,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders of Seabridge Gold Inc. (the “Company”) to be held at The Albany Club, 91 King Street East, Toronto, Ontario, Canada M5C 1G3, on Tuesday, June 18, 2009 at 4:30 p.m. (Toronto time) and at any adjournment thereof.

MANAGEMENT’S DESIGNATED PROXYHOLDER’S VOTING INTENTIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1.	Election of Directors
		For	Withhold		For	Withhold		For	Withhold

01. James S. Anthony		☐	☐	02. A. Frederick Banfield	☐	☐	03. William M. Calhoun	☐	☐

04. Thomas C. Dawson		☐	☐	05. Louis J. Fox	☐	☐	06. Rudi P. Fronk	☐	☐

07. Eliseo Gonzalez-Urien		☐	☐
								For	Withhold

2.	Appointment of Auditors
To appoint KPMG LLP as Auditors of the Company								☐	☐

								For	Against

3.	To authorize the Directors to fix the Auditors remuneration							☐	☐

4.	To approve an increase in the number of shares reserved for issue under the Company’s Stock Option Plan by 800,000 shares;							☐	☐

5.	To approve grants of 425,000 stock options in total to officers and directors as more particularly set out in the Management Proxy Circular in respect of the Meeting;							☐	☐

6.	To transact such other businesses as may properly come before the Meeting.							☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as disclosed by Management.

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